As filed with the Securities and Exchange Commission on September 18, 2017	Registration No. 333-168392

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6/A

POST-EFFECTIVE AMENDMENT NO. 1 TO

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

PT BANK MANDIRI (PERSERO) TBK

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name in English)

Republic of Indonesia

(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

388 Greenwich Street

New York, New York 10013

(212) 816-6690

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

CITIBANK, N.A. – DEPOSITARY RECEIPTS DEPARTMENT

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Name, address, including zip code, and telephone number, including area code of agent for service)

It is proposed that this filing become effective under Rule 466:	☐	immediately upon filing.

	☒	on September 20, 2017 at 8:30 AM EST.

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares each representing the right to receive twenty (20) shares of common stock of PT Bank Mandiri (Persero) Tbk.	N/A	N/A	N/A	N/A

*	Each unit represents 100 American Depositary Shares.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The prospectus consists of the proposed form of American Depositary Receipt filed as Exhibit (a) to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs 12, 14 and 17

	(iii)	The procedure for collecting and distributing dividends	Face of Receipt - Paragraphs 4 and 8; Reverse of Receipt - Paragraphs 13, 14 and 17

	(iv)	The procedure for transmitting notices, reports and proxy soliciting material	Reverse of Receipt - Paragraphs 11 and 12

	(v)	The sale or exercise of rights	Reverse of Receipt - Paragraphs 13 and 14

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs 4 and 8; Reverse of Receipt – Paragraphs 13, 14, 16 and 17

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Paragraphs 18 and 19 (no provision for extension)

	(viii)	The rights that holders of Receipts have to inspect the transfer books of the Depositary and the list of Receipt holders	Face of Receipt - Paragraph 3

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	(ix)	Any restrictions on the right to transfer or withdraw the underlying securities	Face of Receipt - Paragraphs 2, 4, 5, and 6

	(x)	Any limitation on the Depositary’s liability	Face of Receipt - Paragraphs 1 and 8; Reverse of Receipt - Paragraphs 12, 15 and 17

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Reverse of Receipt – Paragraph 20

Item 2. AVAILABLE INFORMATION			Reverse of Receipt - Paragraph 11

Based on the reasonable good faith belief of the Depositary after exercising reasonable diligence, the registrant represents that, as of the date hereof, PT Bank Mandiri (Persero) Tbk (the “Company”) publishes in English the information contemplated in Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market. As of the date hereof the Company's internet website is www.bankmandiri.co.id. The information so published by the Company cannot be retrieved from the Commission's internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a) The agreement between Citibank, N.A., as depositary (the “Depositary”), and all holders and beneficial owners from time to time of American Depositary Shares registered hereunder. – Filed herewith as Exhibit (a).

(b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities. — None.

(c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d) Opinion of Patterson Belknap Webb & Tyler LLP, counsel for the Depositary, as to the legality of the securities to be registered. – Previously Filed.

(e) Certification under Rule 466. – Filed herewith as Exhibit (e).

Item 4. UNDERTAKINGS

Previously Filed.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 18th day of September, 2017.

Legal entity created by the agreement set forth in the American Depositary Receipts evidencing American Depositary Shares representing the right to receive shares of common stock of PT Bank Mandiri (Persero) Tbk.

CITIBANK, N.A., as Depositary

By:	/s/ Richard Etienne
Name: Richard Etienne
Title: Vice President

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Index of Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Form of ADR

(d)	Previously Filed

(e)	Rule 466 Undertaking